2825 Airview Boulevard
Kalamazoo, MI 49002

March 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Tracey Houser
Jeanne Baker

RE:	Stryker Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 10, 2023
Form 8-K
Filed January 31, 2023
File No. 001-13149

Ladies and Gentlemen:

Stryker Corporation (the “Company”, “we”, “our” or “us”) is submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the Staff of the Commission (the “Staff”), dated March 16, 2023, pertaining to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and Current Report on Form 8-K filed on January 31, 2023. For your convenience, we have set forth below each of the Staff’s comments followed by the Company’s response thereto.

As part of certain responses, we provide illustrative disclosures to help the Staff understand and evaluate our proposed approach to resolving the Staff’s comments. The disclosures that we ultimately make could change based on the facts and circumstances that exist at the time that we make them.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 13

1.Regarding your discussion and analysis of gross profit, research, development and engineering expenses, selling, general and administrative expenses, operating income, and net earnings, please revise to provide a full discussion and analysis for the US GAAP amounts with any additional necessary discussion and analysis for the non-GAAP measures to avoid giving any undue prominence to your non-GAAP results. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will revise our discussion and analysis for (i) gross profit, (ii) research, development and engineering expenses, (iii) selling, general and administrative expenses, (iv) operating income and (v) net earnings to avoid giving undue prominence to the non-GAAP measures. An illustrative example of our future discussion and analysis for gross profit is included in our response to comment 2. below.

2.Please expand your analyses to quantify the impact of the factors impacting the line items when multiple factors contribute positively and/or negatively to the change or amounts being discussed. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. One example is your analysis of adjusted gross profit as a percentage of net sales in which you attribute the decline to (a) increased costs from purchases of electronic components at premium process on the spot market; (b) inflationary pressures related to labor, steel and transportation, (c) inefficiencies from supply chain disruptions, and (d) unfavorable product mix that does not quantify each of these factors. Further, ensure that you are quantifying the impact of new products to net sales at the consolidated and segment levels in accordance with Item 303(b)(2)(iii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will expand our discussion and analysis to describe matters that materially affected reported income from continuing operations and, in each case when practicable, indicate the extent to which income was affected. An illustrative example of our future discussion and analysis of gross profit is as follows:

Gross Profit
Gross profit was $X,XXX and $X,XXX in the three months 2023 and 2022. The key components of the change were:

Percent net sales
Three months 2022	XX.X %
Sales pricing	X.X
Volume and mix	(X.X)
Manufacturing and supply chain costs	(X.X)
Inventory stepped up to fair value	X.X
Structural optimization and other special charges	X.X
Medical device regulations	X.X
Three months 2023	XX.X %

Gross profit as a percentage of net sales in the three months 2023 of XX.X% was flat to 2022, driven by the benefit of favorable unit volume and higher prices, offset by unfavorable segment mix and increased manufacturing and supply chain costs primarily due to higher raw material costs. We generally expect segment mix to have an unfavorable impact for the foreseeable future as we anticipate more rapid sales growth in our lower gross margin MedSurg and Neurotechnology segment as compared to our Orthopaedics and Spine segment.

Substantially all net sales from new products relate to acquisitions and the impact of acquisitions on net sales growth is disclosed. We are continuously introducing next-generation versions of our existing products and their impact to net sales is reported as a component of volume. In the future, when discussing product introductions, we will clarify whether such introductions relate to new products or next-generation versions of existing products.

3.Please expand your disclosures of the material factors impacting the line items to provide an analysis of the underlying facts and circumstances. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. One example is your reference to a change in product mix negatively impacting adjusted gross profit as a percentage of net sales without a discussion of what the change in product mix was and whether management expects this change in product mix to continue.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will expand our discussion and analysis to describe underlying factors, including any known trends, that have had or are reasonably likely to have a material impact on net sales, income from continuing operations or the relationship between costs and net sales. An illustrative example of our future discussion is included in our response to comment 2. above.

4.Please tell us why you have not provide a discussion and analysis of operating income at the segment level. In this regard, we note that MedSurg and Neurotechnology’s operating income as a percentage of net sales declined to 25.8% for fiscal year 2022 from 29.4% for fiscal year 2021 without an explanation as to why. Refer to Item 303(b) of Regulation S-K for guidance.

Response: We respectfully acknowledge the Staff’s comment. We believed the discussion and analysis of material factors impacting operating income for the Company were largely applicable to both the MedSurg and Neurotechnology and Orthopaedics and Spine segments, and we determined that further discussion of segment operating income was not necessary to understanding the business. Additionally, the decline from 2021 to 2022 in MedSurg and Neurotechnology’s operating income as a percentage of net sales was further addressed in the Macroeconomic Environment section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Item 7”), of our Form 10-K, which describes the impact of inflationary pressures on our MedSurg businesses as follows: “Our operations have been adversely impacted by the inflationary pressures primarily related to labor, steel and transportation costs as well as the impact of purchasing electronic components at premium prices on the spot market. Sales growth in certain products has been constrained by the continuing supply chain challenges and electronic component shortages, especially impacting the capital products in our MedSurg businesses, although the supply chain constraints eased somewhat in the fourth quarter.”

We have considered the additional disclosures that we will make with respect to the illustrative examples provided in our responses to comments 2. and 3., and advise the Staff that in future filings we will expand our discussion and analysis for operating income to include a discussion of material factors impacting segment operating income, including quantifying material underlying drivers of those factors when practicable. An illustrative example of our future discussion and analysis of operating income is included below:

Operating Income
Operating income as a percentage of net sales in the three months 2023 increased to XX.X% from XX.X% in 2022. As discussed above, the increase was primarily due lower research, development and engineering expenses as well as lower selling, general and administrative expenses reflecting cost discipline and lower other acquisition and integration-related charges.

MedSurg and Neurotechnology operating income as a percentage of net sales increased to XX.X% in the three months 2023 from XX.X% in 2022. Orthopaedics and Spine operating income as a percentage of net sales increased to XX.X% in the three months 2023 from XX.X% in 2022. The key components of the change were:

Percent net sales
	MedSurg and Neurotechnology	Orthopaedics and Spine
Three months 2022	XX.X %	XX.X %
Sales pricing	X.X	(X.X)
Volume	X.X	X.X
Manufacturing and supply chain costs	(X.X)	(X.X)
Research, development and engineering expenses	X.X	X.X
Selling, general and administrative expenses	X.X	X.X
Three months 2023	XX.X %	XX.X %

The increase in MedSurg and Neurotechnology operating income as a percentage of net sales was primarily due to an increase in gross profit as a percentage of net sales as discussed above and lower research, development and engineering expenses and selling, general and administrative expenses.

The increase in Orthopaedics and Spine operating income as a percentage of net sales was primarily due to lower research, development and engineering expenses and selling, general and administrative expenses, partially offset by lower gross profit as a percentage of net sales.

Non-GAAP Financial Measures, page 15

5.We note you have included adjustments for “other acquisition and integration-related” charges and also “restructuring-related and other charges” in your reconciliations for the adjusted, non-GAAP measures. Please provide us with an explanation of what specifically each of these adjustments represent and quantify the components of each of these adjustments for each period presented. Confirm to us that you will provide a more detailed discussion of these adjustments along with quantifying the components of these adjustments for each period presented and that you will also address this comment in your earnings press releases furnished pursuant to Item 2.02 of Form 8-K.

Response: We respectfully acknowledge the Staff’s comment. Other acquisition and integration-related charges are costs incurred in the first 24 months post-acquisition to integrate recently acquired businesses (e.g., the termination of sales relationships, employee retention and workforce reductions, manufacturing integration costs, deal costs, legal entity rationalization and other integration-related activities), changes in the fair value of contingent consideration and specific costs (e.g., stock compensation payments upon a change in control) related to the consummation of the acquisition process. For the years ended December 31, 2022, 2021 and 2020, the charges consisted of the following expenses/(benefits) (amounts in millions):

	2022	2021	2020
Changes in the fair value of contingent consideration	$(135)	$—	$8
Stock compensation payments upon change in control	132	—	35
Deal costs, legal entity rationalization and other	55	59	66
Employee retention and workforce reductions	33	90	50
Manufacturing integration costs	32	16	21
Termination of sales relationships	21	154	14
Total adjustment to operating income	$138	$319	$194

Restructuring-related and other charges refer to costs associated with structural optimization and other special charges, which include a distributor termination, employee retention and workforce reductions, the costs of closing manufacturing facilities after the first 24 months post-acquisition, the closure/transfer of certain other facilities (e.g., site closure costs, contract termination costs and redundant costs during the transfers), product line exits (primarily inventory, long-lived asset and specifically-identified intangible asset write-offs), other certain long-lived and intangible asset write-offs and impairments and other charges. We believe that these charges are neither indicative of nor related to our operations, revenue-generating activities or ongoing business strategy. Additionally, the amounts are difficult to predict. As such, their exclusion provides a baseline for analyzing trends in our underlying businesses. For the years ended December 31, 2022, 2021 and 2020, the charges consisted of the following expenses (amounts in millions):

	2022	2021	2020
Certain long-lived and intangible asset write-offs and impairments and associated costs	$96	$203	$184
Closure/transfer of manufacturing and other facilities	83	52	49
Product line exits	80	61	114
Employee retention and workforce reductions	74	39	39
Distributor termination	—	—	27
Other special charges	16	31	45
Total adjustment to operating income	$349	$386	$458

We advise the Staff that in future filings and in our earnings press releases furnished pursuant to Item 2.02 of Form 8-K, we will provide additional information about other acquisition and integration-related charges and restructuring-related and other charges. Additionally, the term “restructuring-related and other charges” will be revised to “structural optimization and other special charges.” An illustrative example of our future discussion and analysis is as follows:

Full Year 2023	Gross Profit	Selling, General & Administrative Expenses	Research, Development & Engineering Expenses	Operating Income	Other Income (Expense), Net	Income Taxes	Net Earnings	Effective Tax Rate	Diluted EPS
Reported	$	$	$	$	$	$	$	%	$
Reported percent net sales	%	%	%	%	%	nm	%
Acquisition and integration-related costs (a):
Inventory stepped-up to fair value
Other acquisition and integration-related
Amortization of purchased intangible assets
Structural optimization and other special charges (b)
Goodwill impairment
Medical device regulations (c)
Recall-related matters (d)
Regulatory and legal matters (e)
Tax matters (f)
Adjusted	$	$	$	$	$	$	$	%	$
Adjusted percent net sales	%	%	%	%	%	nm	%

(a)	Charges represent certain acquisition and integration-related costs associated with acquisitions, including charges for termination of sales relationships ($X), employee retention and workforce reductions ($X), changes in the fair value of contingent consideration ($X), manufacturing integration costs ($X), stock compensation payments upon a change in control ($X) and other integration-related activities such as deal costs and costs associated with legal entity rationalization ($X).
(b)	Charges represent the costs associated with employee retention and workforce reductions ($X), the closure/transfer of manufacturing and other facilities, including site closure costs, contract termination costs and redundant employee costs during the work transfers ($X), product line exits (primarily inventory, long-lived asset and specifically-identified intangible asset write-offs) ($X), certain long-lived and intangible asset write-offs and impairments ($X) and other charges ($X).
(c)	Charges represent the costs specific to updating our quality system, product labeling, asset write-offs and product remanufacturing to comply with the medical device reporting regulations and other requirements of the new medical device regulations in the European Union.
(d)	Charges represent changes in our best estimate of the minimum end of the range of probable loss to resolve certain recall-related matters.
(e)	Charges represent changes in our best estimate of the minimum of the range of probable loss to resolve certain regulatory or other legal matters and the amount of favorable awards from settlements.
(f)	Benefits and charges represent the accounting impact of certain significant and discrete tax items, including adjustments related to the transfer of certain intellectual properties between tax jurisdictions ($X) and certain significant tax audit settlements ($X).

6.Please revise your reconciliation for adjusted net earnings to present the income tax effect of the other adjustments as a separate adjustment with clear explanations of how the income taxes adjustment was calculated. Further, provide a detailed discussion of the “tax matters” adjustments for adjusted other income (expense), net and adjusted net earnings. As part of your response, tell us your consideration of reflecting the reversal of the tax related to repatriation of foreign earnings and United States federal audit settlement that benefited net earnings for fiscal year 2022 as adjustments to arrive at adjusted net earnings. Refer to Questions 100.03 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance. Please address this comment in your earnings press releases furnished pursuant to Item 2.02 of Form 8-K.

Response: We respectfully acknowledge the Staff’s comment. The Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures section of Item 7 presents operating income, other income (expense), net and net earnings, which allows the income tax effect of each adjustment to be calculated. The income tax effect of each adjustment was determined based on the tax effect of the jurisdiction in which the related pre-tax adjustment was recorded. We advise the Staff that in future filings, we will present the income tax effect of the adjustments as a separate adjustment in the reconciliation. An illustrative example of our future presentation is provided in our response to comment 5. above. We will also include a discussion of how the income tax adjustments were calculated.

Tax matters are benefits and expenses that represent the accounting impact of certain significant and discrete tax items, including adjustments related to the transfer of certain intellectual properties between tax jurisdictions and certain significant tax audit settlements. The tax matters adjustments for the year ended December 31, 2022 primarily consisted of (i) a benefit of $45 million within other income (expense), net, related to the reversal of prior year accrued interest associated with the effective settlement of the United States federal income tax audit for years 2014 through 2018 and (ii) a net expense of $9 million within income taxes, primarily consisting of the following:
a.a benefit of $162 million due to the effective settlement of the United States federal income tax audit for years 2014 through 2018,
b.a benefit of $71 million related to the reversal of deferred income tax on undistributed earnings of foreign subsidiaries because our revised capital plan determined that certain cash outside the United States would no longer need to be repatriated during the period previously contemplated (also see our response to comment 9. below), and
c.expenses of $182 million related to intra-entity sales associated with the 2018 transfer of certain intellectual properties between tax jurisdictions. In 2018 we adopted Accounting Standards Update 2016-16, Intra-Entity Transfers of Assets Other Than Inventory (now paragraph 740-10-25-20(i) of Accounting Standards Codification (“ASC”) 740, Income Taxes), which requires purchasers of intra-entity assets to record a deferred tax asset if the tax basis of the asset exceeds the book basis and sellers of intra-entity assets to record the tax expense related to the sale in current tax expense. We established a $1.5 billion deferred tax asset in 2018 associated with the above-mentioned transfer. The benefit of the deferred tax asset was included as an unfavorable adjustment in the Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures section of Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2018. Accordingly, the $182 million realization of the deferred tax asset was added back to our calculation of adjusted net earnings in our Form 10-K.

We advise the Staff that in future filings and in our earnings press releases furnished pursuant to Item 2.02 of Form 8-K, we will provide additional explanation of material tax matters adjustments.

Critical Accounting Policies and Estimates
Acquisitions, Goodwill and Intangible Assets, and Long-Lived Assets, page 18

7.You recognized a $216 million goodwill impairment charge, or 7.6% of fiscal year 2022 operating income, for your Spine reporting unit, resulting in remaining goodwill of $1,002 million. You state the impairment charge was primarily due to slower than anticipated recovery of surgery volumes as you emerge from the pandemic, competitive pressures, and rising interest rates. The analysis of Orthopaedics and Spine net sales on page 14 describes unit volume increases in both fiscal years 2022 and 2021 for most and all Orthopaedics and Spine products, respectively. Finally, we note that net sales for Spine was $1,146M for fiscal year 2022; $1,167 for fiscal year 2021; $1,047 for fiscal year 2020; and $1,157 for fiscal year 2019. As such, there is a concern it may not be clear to investors what specific facts and circumstances occurred in your Spine reporting unit subsequent to your 2021 goodwill impairment assessment in which you had concluded that the reporting unit’s fair value substantially exceeded the respective recorded value. Please expand your disclosures to provide Spine reporting unit specifics of the facts and circumstances that led to the quantitative assessment and material impairment charge. In this regard, we also did not note any disclosures in your interim reports regarding a material uncertainty with Spine’s goodwill. Please also address the following:
•A discussion of the degree of uncertainty associated with all of the key assumptions in the discounted cash flow analysis along with the potential impact changes in the key assumptions would have on your impairment analysis. For example, you state that a 1% increase in the discount rate would result in an additional impairment charge but do not mention assumptions for future revenue growth, operating margin, and the weighted average cost of capital.
•A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.
Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in accordance with ASC 350, Intangibles—Goodwill and Other, we evaluated on an interim basis during 2022 whether the occurrence of an event or a change in circumstances would more likely than not reduce the fair value of one of our reporting units below its respective carrying amount. Consistent with ASC 350-20-35-3C, we considered—among other factors—financial performance, specific events, macroeconomic conditions, broader industry and market considerations, cost factors and the trading price performance of the Company’s common stock.

During 2022, revenue, gross profit and operating income margin for the Spine reporting unit (“Spine”) fell short of internal expectations and had declined since the prior year, due in part to slower recovery of surgery volumes and rising supply chain costs. Given that the implied fair value of Spine exceeded its carrying amount by 51% in our 2021 annual goodwill impairment test, we did not believe these operating factors indicated it was more likely than not that Spine’s fair value was below its respective carrying amount. Additionally, during the third quarter of 2022 we elected to shift resources from the development of a surgery application that leveraged foundational imaging technologies acquired in the Mobius Imaging and Cardan Robotics (“Mobius”) acquisition in favor of a new spine surgery application for our Mako robot. We considered this event to be a positive indicator, given the Mako robot’s existing customer base and our expectation that its spine application would reach commercialization earlier than the Mobius application. We further noted that macroeconomic conditions remained uncertain, with inflation and interest rate hikes beginning to slow after acute increases during the first half of 2022. Moreover, while the trading price of the Company’s common stock had declined from 2021 and early 2022, the declines were not Company-specific as both broader market indices and our peer companies’ trading prices had also declined at similar rates over the same period. We then considered external evidence in the form of analyst price targets. Specifically, at September 30, 2022, when the Company’s stock price closed at $202.54, the consensus price target for the Company’s common stock among 25 analysts was $284.24, with the high price target being $311.00 and the low price target being $190.00. This evidence was an indication that analysts expected the future operating results of the Company, including Spine, to improve and elevate the then-current stock price.

As noted in ASC 350-20-35-3G, none of the events and factors listed in ASC 350-20-35-3C are individually determinative and are not intended to represent standalone events or circumstances that necessarily require a company to perform a goodwill impairment test. Our consideration of all of the factors listed in ASC 350-20-35-3C with respect to Spine during 2022 did not lead us to a conclusion that it was more likely than not that the fair value of Spine had been reduced below its carrying amount. Accordingly, no interim goodwill impairment tests were necessary.

ASC 350-20-35-3B provides entities with the unconditional option to bypass a qualitative assessment of goodwill for any reporting unit in any period and proceed directly to the first step of the goodwill impairment test. Given recent central bank-led interest rate hikes and the overall macroeconomic environment, we elected to perform a quantitative impairment test for Spine at our annual testing date of October 31, 2022. The fair value of Spine was determined using a discounted cash flow analysis, for which significant inputs included assumptions for future revenue growth, operating margin and the weighted average cost of capital (i.e., the discount rate).

We advise the Staff that in future filings beginning with the Form 10-Q for the quarter ending March 31, 2023, we will update our disclosure of the 2022 annual impairment assessment of Spine to include further discussion of the degree of uncertainty associated with each of the aforementioned key assumptions used in the discounted cash flow analysis, as well as the potential impact of changes in such assumptions. Additionally, we will also discuss potential events and/or changes in circumstances that could be reasonably expected to occur and negatively affect such assumptions and result in a material impairment charge. Our future disclosure is as follows:

Critical Accounting Policies and Estimates
In the fourth quarter of 2022 we determined that our Spine reporting unit’s carrying value was in excess of its estimated fair value and recognized an impairment charge of $216. The fair value of the Spine reporting unit was determined using a discounted cash flow analysis, which is a form of the income approach. Significant inputs to the analysis included assumptions for future revenue growth, operating margin and the rate used to discount the estimated future cash flows to their present value, based on the reporting unit’s estimated weighted average cost of capital. The impairment charge for the Spine reporting unit was significantly affected by the discount rate, which was impacted by central banks raising interest rates during 2022 and increased risk due to macroeconomic conditions. Our assumptions for revenue growth and operating margin also considered the pace of recovery of surgery volumes as we emerge from the COVID-19 pandemic, rising costs and our competitive environment. The assumptions used in the discounted cash flow analysis are subject to inherent uncertainties and subjectivity. The use of different assumptions, estimates or judgments with respect to the estimation of future cash flows and the determination of the discount rate used to reduce such estimated future cash flows to their net present value could materially change any related impairment charge. We believe our estimates are appropriate based upon current and future market conditions and the best information available at the impairment assessment date. However, future impairment charges could be required if we do not achieve our cash flow, revenue and profitability projections or if there is an increase in the weighted average cost of capital. Changes in our estimates of the discount rate, long-term revenue growth and long-term operating margin would result in additional goodwill impairment charges as follows:

Change in selected assumption	Amount
100 bps increase in discount rate	$ 220
100 bps decrease in long-term revenue growth	130
100 bps decrease in long-term operating margin	40

Future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount rates and cash flow projections, could result in significantly different estimates of the fair values. A significant reduction in the estimated fair values could result in impairment charges that could materially affect our results of operations.

Notes to Consolidated Financial Statements, page 27

8.We note that you have recognized restructuring-related and other charges of $349 million for fiscal year 2022, $386 million for fiscal year 2021, and $458 million for fiscal year 2020, representing 12.3%, 14.9% and 20.6% of operating income, respectively. Please tell us why you have not provided your accounting policy for recognizing restructuring charges and the disclosures required by ASC 420-10-50-1 and also SAB Topic 5:P.4 in your footnote and MD&A disclosures.

Response: We respectfully acknowledge the Staff’s comment. These structural optimization and other special charges do not meet the definition of restructuring activities in ASC 420, Exit or Disposal Cost Obligations, as the programs to which these costs relate did not materially change the scope of the business undertaken by the Company or the manner in which the Company’s business is conducted. As discussed in our response to comment 5. above, we believe that these charges are neither indicative of nor related to our operations, revenue-generating activities or ongoing business. The accounting for such charges was subject to other GAAP, including, but not limited to, ASC 330, Inventory, ASC 360, Property, Plant and Equipment and ASC 712, Compensation – Nonretirement Postretirement Benefits.

Further, restructuring-related and other charges disclosed in Item 7 include certain long-lived and intangible asset write-offs and impairments associated with structural optimization activities and are covered by our accounting policies titled Goodwill and Other Intangible Assets and Goodwill, Intangibles and Long-Lived Asset Impairment Tests. Impairment charges and write-offs included in restructuring-related and other charges were $96 million, $203 million, and $184 million for 2022, 2021 and 2020. To the extent they are material, impairment charges are disclosed in Note 8 (Goodwill and Other Intangible Assets) and Note 15 (Asset Impairments) to our consolidated financial statements included in our Form 10-K.

Per ASC 235, Notes to Financial Statements, disclosure of accounting policies shall include principles that materially affect the determination of financial position, cash flows, or results of operations and shall encompass those accounting principles and methods that involve a selection from existing acceptable alternatives, principles and methods peculiar to the industry even if such principles and methods are predominately followed in the industry and unusual or innovative applications of GAAP. The remaining structural optimization and other special charges and our accounting policy for recognizing such charges are not complex or judgmental, nor do they represent an unusual or innovative application of GAAP. Further, the remaining other charges were $253 million, $183 million and $274 million for 2022, 2021 and 2020. In consideration of the guidance in ASC 235-10-50-3 and the facts and circumstances discussed above, we do not believe disclosure of a separate accounting policy or footnote is necessary. Additionally, as noted in our response to comment 5., the term “restructuring-related and other charges” will be revised to “structural optimization and other special charges” in future filings.

Note 11 – Income Taxes, page 35

9.Please expand your disclosures to explain why you reversed a portion of your deferred tax liabilities for undistributed earnings during fiscal year 2022, providing the specific facts and circumstances that led you to conclude that those earnings are now indefinitely reinvested; and to include the aggregate amount of undistributed earnings from your foreign subsidiaries that you have concluded are indefinitely reinvested in accordance with ASC 740-30-50-2.b.

Response: We respectfully acknowledge the Staff’s comment. In the three months ended June 30, 2022, it was determined that, based on our revised capital plan, certain cash outside the United States would no longer need to be repatriated during the period previously contemplated. As a result, deferred taxes of $71 million that were recorded on the associated earnings were reversed.

We advise the Staff that in future filings, we will disclose the aggregate amount of undistributed earnings from our foreign subsidiaries that we have concluded are indefinitely reinvested, which totaled $10.6 billion at December 31, 2022.

Form 8-K Filed January 31, 2023
Exhibit 99.1

10.Please revise the title of the measure you refer to as free cash flow, as the measure is not calculated in the typical manner. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance. Also provide an explanation to investors why management believes that excluding recall payments provides useful information regarding your liquidity and how management uses this liquidity measure. Refer to Items 10(e)(1)(i)(c) and 10(e)(1)(i)(d) of Regulation S-K for guidance.

Response: We respectfully acknowledge the Staff’s comment. We have disclosed in our previous filings the voluntary recalls of our Rejuvenate and ABG II Modular-Neck hip stems in June 2012 as well as certain versions of our LFIT Anatomic CoCr V40 Femoral Heads in August 2016 and May 2018. We have further disclosed that, in connection with these recalls, we have been party to various product liability lawsuits. The final outcomes of these lawsuits are dependent on many variables and are difficult to predict. Furthermore, we no longer market or sell the associated products. Because our calculation of free cash flow is used as one measure of performance against target metrics in our management bonus plan, we have excluded recall-related payments because the payments are related to items that have not been a part of our product portfolio for several years and are not indicative of our current operations. This measure is intended to assist investors and users of the financial statements in understanding cash utilization related to our current operations and in identifying trends that would otherwise be masked or distorted by the payments. The timing of such payments is difficult to forecast and could be of a magnitude that has a substantial impact on our reported results for a given period.
Our disclosure of free cash flow includes a reconciliation that begins with net cash provided by operating activities, which is the most directly comparable GAAP measure. We periodically assess the calculation of our non-GAAP measures and will make appropriate disclosures if any changes are made to our calculation of free cash flow. In our proxy statement filed with the Commission on March 28, 2023 and in future filings, the title of the measure will be revised to “free cash flow excluding recall payments” to reflect that it is not calculated in the typical manner of cash flows provided by or used in operating activities, less net capital expenditures. Additionally, we will revise our discussion of the use of this metric to explain to investors and users of the financial statements why management believes that excluding recall payments provides useful information as follows:

To measure free cash flow excluding recall payments, we adjust cash provided by operating activities by the amount of purchases of property, plant and equipment and proceeds from long-lived asset disposals and remove the impact of recall payments. Among other metrics, free cash flow excluding recall payments is used to assess operational performance and in our management bonus plan. As recall payments are not reflective of our current product portfolio or ongoing operations, their exclusion in measuring free cash flow excluding recall payments allows for meaningful period-over-period comparisons of our ongoing business and for identifying operational trends. Free cash flow is a measure of liquidity; however, we utilize free cash flow excluding recall payments as a measure of performance to evaluate our executives, as disclosed in the Compensation Discussion and Analysis section of our 2023 proxy statement. It should be considered in addition to, rather than as a substitute for, net income as a measure of our performance. It should not be considered as a substitute for net cash provided by operating activities as a measure of our liquidity.

* * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ GLENN S. BOEHNLEIN
Glenn S. Boehnlein
Vice President, Chief Financial Officer

cc: William E. Berry, Vice President, Chief Accounting Officer